BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUE

Investment Management Fees	$ 4,728,208
Commissions and Fees	1,329,939
Investment Banking Fees	29,480
Principal Transactions	543,207
Other Revenues and Gains	45,277
Total Revenue	6,676,111

EXPENSES

Employee Compensation and Benefits	4,327,622
Investment Banking Commissions	9,200
Occupancy and Equipment	454,384
Professional Services	415,862
Clearing Charges	389,834
IT, Data, Research, and Communications	350,644
Travel and Entertainment	180,541
Advertising and Marketing	159,614
Licenses and Registrations	73,780
Other Expenses	297,641
Total Expenses	6,659,122
Net Income	$ 16,989

The accompanying notes are an integral part of these financial statements.